Exhibit 99.1

Nano Labs Announces Receipt of Nasdaq Hearings Panel’s Decision to Grant Request for Continued Listing

HANGZHOU, China, September 2, 2022 (GLOBE NEWSWIRE) — Nano Labs Ltd (the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, announced today that the Company received a letter from the Nasdaq Hearings Panel (the “Panel”), indicating its decision to grant the Company’s request to continue its listing on the Nasdaq Stock Market LLC (“Nasdaq”), subject to the condition that the Company will demonstrate compliance with Listing Rule 5210(k)(i) on or before January 16, 2023 (the “Exception Period”).

On July 19, 2022, the Company received a staff determination letter (the “Letter”) from the Listing Qualifications Department of Nasdaq notifying the Company of the determination of the Nasdaq staff (the “Staff”) to delist the Company’s securities from The Nasdaq Global Market because of the Company’s failure to demonstrate compliance with the requirement that the gross offering proceeds be at least $25 million as outlined in Listing Rule 5210(k)(i). Following receipt of the Letter, the Company, through counsel, appealed the Staff’s determination to the Panel and attended a hearing before the Panel on August 25, 2022.

During the Exception Period, the Company is required to provide prompt notification of any significant events that occur during this time that may affect the Company’s compliance with Nasdaq requirements, including, but not limited to, any event that may call into question the Company’s ability to meet the terms of the exception granted.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of ASIC-based Grin mining market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com